Mail Stop 4561

July 18, 2007

Daniel R. Fishback
President and Chief Executive Officer
DemandTec, Inc.
One Circle Star Way, Suite 200
San Carlos, California 94070

Re: DemandTec, Inc.
**   Amendment No. 1 to Form S-1**
**   Filed on July 3, 2007**
**   File No. 333-143248**

Dear Mr. Fishback:

We have reviewed your responses and amended filing and have the following comments.

1. We are in the process of reviewing your proposed graphics and will contact you shortly to discuss them.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based Compensation, page 31

2. We have read your response to prior comment number 18 of our letter dated June 26, 2007 and we reissue the request for disclosure. These disclosures appear necessary to allow readers to understand your valuations that resulted in the quadrupling of the fair value in less than 12 months between August 2006 and June 2007. You should consider disclosing a significant portion of your response to prior comment number 34. In addition to this information, you should ensure that your disclosures include quantitative information regarding your assumptions including, but not limited to, marketability discounts and any weighting of outcomes or valuation methods. We may have further comment upon reviewing your disclosures.

Business, page 49

3. Please refer to prior comment 23 of our letter dated June 26, 2007. We note your response that you consider the Safeway agreement to be an agreement entered

into in the ordinary course of business and that it is not viewed by the Company as a contract on which you are "substantially dependent." While Item 601(b)(10)(ii) relates to contracts made in the ordinary course of business, Item 601(b)(10)(ii)(B) specifically requires the filing of contracts upon which the registrant's business is substantially dependent. Any contract that provides a stream of revenue that is over ten percent of the company's revenues is typically one on which the filer is "substantially dependent." In light of the fact that nearly 12% of your revenues in the last fiscal year was generated under your agreement with Safeway, we consider the agreement to be one on which DemandTec is "substantially dependent" and is required to be filed. Please revise or advise.

Compensation Discussion and Analysis, page 69

4. Please update the disclosure to cover actions regarding executive compensation taken after February 28, 2007, your last fiscal year end. See Instruction 2 to Item 402(b).

5. Please refer to prior comment 6 of our letter dated June 29, 2007. We note your conclusory statement that disclosure of your bookings and cash balance objectives would cause "competitive harm." If you intend to rely on Instruction 4 to Item 402(b) of Regulation S-K to omit such information, you must provide an analysis as to why you believe disclosure of this information would result in competitive harm. We further note that you now describe the level of difficulty involved in achieving performance targets as "significantly challenging to achieve," requiring a "high level of execution and achievement" and "improvement upon past levels of performance." This disclosure does not provide the level of specificity we would expect to see in the absence of the specific target information.

You may contact David Edgar at 202-551-3459 or Mark Kronforst, Accounting Branch Chief, at 202-551-3451, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 650-321-2800
        Robert V. Gunderson, Jr., Esq.
        Brooks Stough, Esq.

Craig M. Schmitz, Esq.
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP